EXHIBIT 99.1

FOR IMMEDIATE RELEASE

Contact:

Rudy E. Schupp

Chief Executive Officer

(561) 616-3029

John Marino

President and Chief Financial Officer

(561) 616-3046

1st United Bancorp, Inc. Announces Earnings for the three and nine months ended September 30, 2013

Boca Raton, Fla. — October 21, 2013—(NASDAQ Global Select: FUBC) —1st United Bancorp, Inc. (“1st United”) reported net income of $4.3 million ($0.13 per share) for the nine months ended September 30, 2013 as compared to net income of $3.0 million ($0.09 per share) for the nine months ended September 30, 2012. 1st United reported net income of $880,000 ($0.03 per share) for the three months ended September 30, 2013, which included approximately $1.8 million in one-time acquisition and integration charges and banking center closure costs, as compared to net income of $1.6 million ($0.05 per share) for the three months ended September 30, 2012.

Highlights for the quarter and nine months ended September 30, 2013 follow:

Financial Condition

  Total assets at September 30, 2013 were $1.72 billion, as compared to approximately $1.55 billion at June 30, 2013 and $1.57 billion at December 31, 2012. The growth during the three and nine months ended September 30, 2013 related primarily to the acquisition of Enterprise Bancorp, Inc. (EBI) on July 1, 2013 and new loan growth in the quarter.
  Total assets acquired in connection with the EBI acquisition included $44.6 million in cash, $4.0 million in securities and $159.2 million in loans. 1st United did not acquire any non-performing assets as part of the transaction. Total deposits acquired were $177.2 million. Goodwill recorded in connection with the transaction was $5.7 million with merger and integration expenses incurred during the quarter ended September 30, 2013 of $1.6 million. 1st United does not anticipate any additional integration costs as a result of the EBI acquisition in future quarters.

  Total deposits at September 30, 2013 were $1.40 billion, as compared to approximately $1.29 billion at June 30, 2013 and $1.30 billion at December 31, 2012. Non-interest bearing deposits were approximately 33% of total deposits at September 30, 2013 as compared to approximately 35% of total deposits at June 30, 2013 and 33% of total deposits at December 31, 2012.
  Total risk-based capital ratio, Tier 1 capital ratio, and leverage ratio for 1st United at September 30, 2013 were 15.82%, 14.91% and 9.81%, respectively, and exceeded all regulatory requirements for “well capitalized.”

Asset Quality

  Total non-performing assets were $38.2 million (2.23% of total assets) at September 30, 2013 representing a $1.5 million decrease as compared to $39.7 million (2.57% of total assets) at June 30, 2013 and a $4.8 million decrease as compared to the December 31, 2012 balance of $42.9 million (2.74% of total assets).
  Included in the $38.2 million in non-performing assets at September 30, 2013 were $19.3 million of assets covered under loss share agreements as compared to total non-performing assets at June 30, 2013 of $39.7 million, of which $20.9 million were covered under loss share agreements. At September 30, 2013, 1st United had approximately $1.1 million of assets under agreements to sell at no additional loss which 1st United anticipates closing during the fourth quarter 2013. Excluding assets covered by FDIC loss share agreements, non-performing assets were $18.9 million (1.10% of total assets) at September 30, 2013 as compared to $18.8 million (1.22% of total assets) at June 30, 2013 and $18.3 million (1.17% of total assets) at December 31, 2012.
  Classified assets (substandard and special mention) decreased from $64.8 million at June 30, 2013 to $64.7 million at September 30, 2013. Classified assets at September 30, 2013 decreased by $26.6 million from $91.3 million at December 31, 2012. These decreases were due to resolutions, including sales, payoffs and transfers to other real estate owned, as well as credit upgrades of assets which have shown continued improvement.

Operating Results – Quarter ended September 30, 2013

Net income of $880,000 for the three months ended September 30, 2013 was impacted by the following:

  The net interest margin was 4.9% for the quarter ended September 30, 2013. The margin was positively impacted by increased cash flows of assets covered under loss share agreements which also included resolutions, including sales, payoffs and transfers to other real estate owned resulting in additional margin income of $2.8 million or 73 basis points. Exclusive of this, 1st United’s margin would have been approximately 4.15%.
  The provision for loan losses was $745,000 for the quarter ended September 30, 2013.
  Net gains on sales of securities of $93,000 were realized for the quarter ended September 30, 2013.
  Net gains on sales of other real estate of $179,000 were realized for the quarter ended September 30, 2013, which primarily related to assets covered under loss share agreements.

  A charge of approximately $2.6 million was recorded during the quarter related to the income from the increased cash flows on performing purchased credit impaired loans and resolution, including sales, payoffs and transfers to other real estate owned, of assets covered under FDIC loss sharing agreements. 1st United also took a charge of approximately $263,000 related to other real estate, which reduced the FDIC loss share receivable.
  1st United incurred one-time merger reorganization related expenses of $1.6 million related to the merger and integration of EBI. Expenses included legal, professional, IT integration and conversion, severance and lease termination expenses associated with the merger and integration of operations. 1st United completed the integration of the EBI operations in late September 2013 which included the consolidating of three of its branches into one banking center.
  During the quarter, 1st United determined to strategically close one additional banking center which is located in Broward County, Florida. The banking center will close in early 2014 with customers serviced at another 1st United banking center. A related expense for this closing of $228,000 was incurred during the quarter ended September 30, 2013 and includes termination of the facilities lease, write-off of leasehold improvements and other fixed assets and severance expense. The closure of this location is anticipated to produce an annualized operating expense savings of approximately $400,000 per year.
  Inclusive within non-interest expense were write-downs of $143,000 of other real estate owned to their fair values due to updated appraisals.

Operating Results – Nine months ended September 30, 2013

Net income of $4.3 million for the nine months ended September 30, 2013 was impacted by the following:

  The net interest margin was 5.24% for the nine months ended September 30, 2013. The margin was positively impacted by increased cash flows of assets covered under loss share agreements which also included resolutions, including sales, payoffs and transfers to other real estate owned of $11.2 million or 107 basis points. Exclusive of this, 1st United’s margin would have been approximately 4.17% for the nine month period.
  The provision for loan losses was $2.7 million for the nine months ended September 30, 2013.
  Net gains on sales of securities of $824,000 were realized for the nine months ended September 30, 2013.
  Net gains on sales of other real estate of $1.0 million were realized for the nine months ended September 30, 2013, which primarily related to assets covered under loss share agreements.
  A charge of approximately $10.2 million was recorded during the nine months related to the income from increased cash flows on performing purchased credit impaired loans and resolution, including sales, payoffs and transfers to other real estate owned, of assets covered under FDIC loss sharing agreements. 1st United also took a charge of $922,000 related to other real estate, which reduced the FDIC loss share receivable.

  1st United incurred initial merger reorganization related expenses of $1.7 million related to the merger and integration of EBI for the nine months ended September 30, 2013. Expenses included legal, professional, IT integration and conversion, severance and lease termination expenses associated with the merger and integration of operations. 1st United completed the integration of the EBI operations in late September 2013.
  During the nine months ended September 30, 2013, 1st United determined to strategically close two existing banking centers with one closed in October 2013 and one anticipated to be closed in January 2014. The related expense for these closings of $632,000 included termination of the facilities lease, write-off of leasehold improvements and other fixed assets and severance expense. The closure of these locations is anticipated to produce an annualized operating expense savings of approximately $800,000 per year.
  Inclusive within non-interest expense were write-downs of $785,000 of other real estate owned to their fair values due to updated appraisals.

Management Comments:

“We are excited to have completed the merger and integration of EBI during the third quarter of 2013. Our total assets at September 30, 2013 were $1.7 billion with total deposits at $1.4 billion,” said Warren S. Orlando, Chairman. “EBI contributed one net new banking center and helped towards leveraging our balance sheet while enhancing our Palm Beach County footprint. We expect our continued strong capital base, liquidity and overall financial strength to continue to allow us the opportunity to continue to expand both organically as well as through potential acquisitions.”

“Our net earnings were $880,000 for the quarter ended September 30, 2013. These results included merger and integration expenses of $1.6 million, branch disposal charge for the closing of a branch of $228,000 and write-downs and losses on the sale of OREO of $336,000. Exclusive of these charges, our pre-tax earnings would have been $3.5 million and our strongest since the inception of 1st United. Our margin continues to remain strong and is driven by our core deposits and low cost of funds. We currently have approximately 33% of our total deposits comprised of non-interest bearing deposits at September 30, 2013. Our gross loan portfolio increased for the quarter. We had originations and loan advances of $97.3 million which were partially offset by payoffs and resolutions of $69.2 million. Our new loan pipeline remains strong moving into the fourth quarter and we continue to see increased loan production in each of the markets that we serve,” said Rudy E. Schupp, Chief Executive Officer.

“We recorded $5.7 million in goodwill from the EBI acquisition. The conversion of systems was completed by the end of the third quarter, and we incurred total one-time merger and integration costs of up to $1.7 million, with $1.6 million expensed during the third quarter. We are also encouraged with the continued improvement in non-performing and classified assets during the quarter, with a reduction of $1.5 million in non-performing assets with no significant change in total classified assets since June 30, 2013. We continue to work on cost control efforts and the decision to close two of our existing banking centers during 2013 are assisting us with those efforts with annualized expense savings of about $800,000,” said John Marino, President and Chief Financial Officer.

For interested persons, 1st United will be hosting an investor call to review the quarterly results 11:00 a.m. Eastern Daylight Time on October 22, 2013. The number for the conference call is (800) 857-9849 (Passcode: 3183056). A replay of the conference call will be available beginning the evening of October 22, 2013 until November 4, 2013 by dialing (866) 490-2548 (domestic), using the passcode 5421.

About 1st United Bancorp, Inc.

1st United is a financial holding company headquartered in Boca Raton, Florida. 1st United’s principal subsidiary, 1st United Bank, is a Florida chartered commercial bank, which operates 22 branches in South and Central Florida, including Brevard, Broward, Hillsborough, Indian River, Miami-Dade, Orange, Palm Beach, and Pinellas Counties. 1st United’s principal executive office and mailing address is One North Federal Highway, Boca Raton, FL 33432 and its telephone number is (561) 362-3435. 1st United’s stock is listed on the NASDAQ Global Select Market under the symbol “FUBC”.

Forward Looking Statements

Any non-historical statements in this press release are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on current plans and expectations that are subject to uncertainties and risks, which could cause 1st United’s future results to differ materially. The following factors, among others, could cause our actual results to differ: our ability to comply with the terms of loss share agreements with the FDIC; legislative and regulatory changes, including the Dodd-Frank Wall Street Reform and Consumer Protection Act and Basel III, the strength of the United States economy in general and the strength of the local economies in which we conduct operations; the accuracy of our financial statement estimates and assumptions, including the estimate of our loan loss provision and the FDIC receivable; our ability to integrate the business and operations of companies and banks that we have acquired, and those that we may acquire in the future; the failure to achieve expected gains, revenue growth, and/or expense savings from future acquisitions; the frequency and magnitude of foreclosure of our loans; the reduction in FDIC insurance on certain non-interest bearing accounts due to the expiration of the Transaction Account Guarantee program; increased competition and its effect on pricing including the impact on our net interest margin from repeal of regulation Q; our customers’ willingness to make timely payments on their loans; the effects of the health and soundness of other financial institutions; changes in securities and real estate markets; changes in monetary and fiscal policies of the U.S. Government; inflation, interest rate, market, and monetary fluctuations; the effects of our lack of a diversified loan portfolio, including the risks of geographic and industry concentrations; our need and our ability to incur additional debt or equity financing; the effects of harsh weather conditions, including hurricanes, and man-made disasters; our ability to comply with the extensive laws and regulations to which we are subject; the willingness of clients to accept third-party products and services rather than our products and services and vice versa; technological changes; negative publicity and the impact on our reputation; the effects of security breaches and computer viruses that may affect our computer systems; changes in consumer spending and saving habits; changes in accounting principles, policies, practices or guidelines; limited trading activity of our common stock; the concentration of ownership of our common stock; our ability to retain key members of management; anti-takeover provisions under federal and state law as well as our Articles of Incorporation and our Bylaws; other risks described from time to time in our filings with the Securities and Exchange Commission; and our ability to manage the risks involved in the foregoing. These factors, as well as additional factors, can be found in our periodic and other filings with the SEC, which are available at the SEC’s internet site (http://www.sec.gov). Actual results may differ materially from projections and could be affected by a variety of factors, including factors beyond our control. Forward-looking statements in this press release speak only as of the date of the press release, and 1st United assumes no obligation to update forward-looking statements or the reasons why actual results could differ.

	For the three month period ended September 30,
	2013	2012
INCOME STATEMENT DATA (unaudited)	(Amounts in thousands, except per share data)
Interest income	$19,520	$19,183
Interest expense	920	1,277
Net interest income	18,600	17,906
Provision for loan losses	745	1,050
Net interest income after provision for loan losses	17,855	16,856

Net gains on sales of OREO	179	1,020
Net gains on sales of securities	93	—
Adjustment to FDIC loss share receivable	(2,835)	(4,150)
Other non-interest income	1,252	1,261
Total non-interest income	(1,311)	(1,869)

Salaries and employee benefits	6,601	6,157
Occupancy and equipment	2,175	2,057
Merger reorganization expense	1,618	24
Disposal of banking center	228	—
Other non-interest expense	4,555	4,215
Total non-interest expense	15,177	12,453

Income before taxes	1,367	2,534
Income tax expense	487	960
Net income	$880	$1,574

PER SHARE DATA
Basic and diluted earnings per share	$0.03	$0.05

SELECTED OPERATING RATIOS
Return on average assets	0.20%	0.40%
Return on average shareholders’ equity	1.50%	2.62%
Net interest margin	4.88%	5.33%

Average assets	$1,736,853	$1,574,337
Average shareholders’ equity	$232,235	$238,405

	For the nine month period ended September 30,
	2013	2012
INCOME STATEMENT DATA (unaudited)	(Amounts in thousands, except per share data)
Interest income	$57,786	$54,237
Interest expense	2,808	4,191
Net interest income	54,978	50,046
Provision for loan losses	2,695	5,450
Net interest income after provision for loan losses	52,283	44,596

Net gains on sales of OREO	1,012	2,974
Net gains on sales of securities	824	1,673
Adjustment to FDIC loss share receivable	(10,576)	(9,268)
Other non-interest income	3,722	3,623
Total non-interest income	(5,018)	(998)

Salaries and employee benefits	18,828	18,104
Occupancy and equipment	6,113	6,022
Merger reorganization expense	1,745	1,784
Disposal of banking center	632	—
Other non-interest expense	13,164	12,880
Total non-interest expense	40,482	38,790

Income before taxes	6,783	4,808
Income tax expense	2,516	1,807
Net income	$4,267	$3,001

PER SHARE DATA
Basic and diluted earnings per share	$0.13	$0.09

SELECTED OPERATING RATIOS
Return on average assets	0.35%	0.26%
Return on average shareholders’ equity	2.41%	1.73%
Net interest margin	5.24%	5.08%

Average assets	$1,620,752	$1,525,093
Average shareholders’ equity	$236,298	$230,707

SELECT FINANCIAL DATA (unaudited)	September 30, 2013	December 31, 2012
	(Amounts in thousands, except per share data)

BALANCE SHEET DATA
Total assets	$1,715,921	$1,566,779
Gross loans	1,121,854	913,168
Allowance for loan losses	9,907	9,788
Net loans	1,112,123	903,600
Cash and cash equivalents	67,288	207,117
Securities available for sale	341,879	260,122
Other real estate owned	16,452	19,529
Goodwill and other intangible assets	68,236	61,767
FDIC loss share receivable	31,271	46,735
Deposits	1,399,240	1,303,022
Non-interest bearing deposits	467,666	426,968
Shareholders’ equity	233,684	236,690

SELECTED ASSET QUALITY DATA, CAPITAL AND ASSET QUALITY RATIOS

Equity/assets	13.62%	15.11%
Non-accrual and loans past due greater than 90 days loans/total loans	1.94%	2.56%
Allowance for loan losses/total loans	0.88%	1.07%
Allowance for loan losses/non-accrual loans	45.57%	45.94%
Leverage ratio	9.81%	11.44%
Tier 1 risk based capital	14.91%	21.21%
Total risk based capital	15.82%	22.43%
Book value per share	$6.82	$6.95
Number of shares of outstanding common stock	34,288,841	34,070,270